Mail Stop 4561

December 22, 2008

David A. Meinert
Executive Vice President, Chief Financial Officer and Treasurer
MidWest*One* Financial Group, Inc.
102 South Clinton Street
Iowa City, Iowa 52240

>   **Re: MidWest*One* Financial Group, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 19, 2008**
>   **File No. 333-147628**

Dear Mr. Meinert:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments.

Sincerely,

Gregory Dundas
Attorney Adviser